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SEC Mail Processing
FEB 24 2023
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
08707

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2022** AND ENDING **12/31/2022**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Dorn & Co., Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

216 East Washington Ave

(No. and Street)

Fergus Falls	**MN**	**56537**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew Dorn	**(952) 449-3019**	**mdorn@dornco.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bauer & Company, LLC

(Name – if individual, state last, first, and middle name)

P.O. Box 27887	**Austin**	**TX**	**78755**
(Address)	(City)	(State)	(Zip Code)

11/20/2014	**PCAOB #6072**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

OATH OR AFFIRMATION

I, <u>Larry Dorn</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Dorn & Co., Inc.</u>, as of <u>2/14</u>, 2<u>023</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MEGAN LEIGH EDGERLY
Notary Public
Minnesota
My Commission Expires
Jan 31, 2025

Signature:

Title:
President & CEO

<u>Megan Edgerly</u>
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

DORN & CO., INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2022

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

DORN & CO., INC.
TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   1

FINANCIAL STATEMENTS

  STATEMENT OF FINANCIAL CONDITION   2

  NOTES TO FINANCIAL STATEMENTS   3



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Dorn & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dorn & Co., Inc. as of December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Dorn & Co., Inc. as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Dorn & Co., Inc.'s management. Our responsibility is to express an opinion on Dorn & Co., Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Dorn & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Dorn & Co., Inc.'s auditor since 2018.

Austin, Texas
February 14, 2023

DORN & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and Cash Equivalents	$	363,650
Receivable from Broker - Dealers and Clearing Organizations		53,753
Prepaid Expenses		8,038
Property and Equipment, Net		5,221
Intangible Assets, Net		233,536
Restricted Deposit with Clearing Organization		25,000
TOTAL ASSETS	$	689,198

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts Payable and Accrued Expenses	$	64,832
Note Payable		20,449
Total Liabilities		85,281

STOCKHOLDERS' EQUITY

Common Stock	
Par Value $10; Authorized - 25,000 Shares; Issued and Outstanding - 8,410 Shares	84,100
Additional Paid In Capital	175,900
Retained Earnings	343,917
Total Stockholders' Equity	603,917

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	689,198

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Dorn & Co., Inc.'s (the Company), a Minnesota corporation, was incorporated in 1946. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of paragraphs k(2)(i) and k(2)(ii) of Rule 15C3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's business activities consist primarily of the purchase and sale of stocks, bonds and mutual funds on its own behalf and as a broker or agent for others. The Company operates principally in the state of Minnesota. The Company is a registered insurance agent in the State of Minnesota.

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, which will become available within three months or less from the date of the financial statements, to be cash equivalents.

Securities Clearing

The Company conducts business as a registered broker-dealer on a fully-disclosed basis through RBC Correspondent Services (RBC CS), a division of RBC Capital Markets, LLC Member NYSE/FINRA/SIPC.

Trading Securities and Deposits

The Company maintains a trading deposit account at RBC in the amount of $250,539 at December 31, 2022, which is used to purchase trading securities. This amount is included in the Cash and Cash Equivalents on the Statement of Financial Position at December 31, 2022. As of December 31, 2022, the Company had no inventoried trading securities. The funds are held in a trading deposit account. Trading securities are valued at quoted market values. The Company also maintains a clearing deposit account with RBC in the amount of $25,000 at December 31,2022.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Computers and equipment are depreciated over three years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statement of operations.

NOTE 1   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgement regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any. There are no uncertain tax positions as of December 31,2022.

The Company has not changed any of its tax accrual estimates. The Company files U.S. Federal and U.S. state tax returns.

Management Review

The Company has evaluated subsequent events through February 14, 2023, the date the financial statements were available to be issued.   There were no subsequent events requiring recognition or disclosure.

NOTE 1   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue from Contracts with Customers

Revenue from contracts with customers includes commission income and fees from investment advisory services and annuity fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's process under the contract to ensure recognition upon satisfaction of performance obligation;

Commissions

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Asset Management

Investment advisory fees and annuity fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising

Advertising costs are expensed as incurred. The expense for the year ended December 31, 2022 was $2,582.

DORN & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 1   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Trade Receivables

Trade receivables (Broker and Dealers – Open Transactions and Trading Receivable) are recorded and recognized on the books based upon information presented to the Company by third party entities from whom the receivable is due. No allowance is deemed to be necessary as it has been the experience of the Company that the full amount is collected and usually received within 30 days.

Impairment

Impairment losses are recorded on property and equipment used in operations and other long lived assets when indicators of impairment are present in the assets and liabilities as a separate group classified on the financial statements would be presented separately in the appropriate asset and liability section of the Statement of Financial Condition and the Statement of Cash Flows. Estimates to be generated by those assets are less than the assets' carrying amount. Impairment is measured based on the excess of carrying value over the fair value of the asset. Assets to be disposed of are separately presented in the Statement of Financial Condition and are reported at the carrying amount and are no longer depreciated. There are no impairment charges reported by the Company during 2022. No indication of impairment existed at December 31, 2022.

NOTE 2   RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2022, consist of the following:

	2022
Fees and Commissions Receivable	$ 12,844
Receivable from Clearing Organization	40,909
Total	$ 53,753

Revenue from the clearing broker counts for 83% of total revenues, and 76% of total receivables. The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 3   INCOME TAXES

Income tax expense has been computed at the statutory rates applicable during the years. The components of taxes on income was zero at December 31, 2022.

NOTE 4   PROFIT SHARING TRUST FUND

The Company has adopted a non-contributory profit sharing plan covering all full-time employees with one or more years of service, to which it has been paying a cash amount approximating 3 percent of the eligible salaries of those employees who have fulfilled the length of service requirement. Contributions to the plan are discretionary and totaled $40,740 for 2022.

NOTE 5   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule ("Rule 15C3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15C3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company had net capital and net capital requirements of $333,904 and $250,000, respectively, which was $83,904 in excess of the required minimum. The Company's aggregate indebtedness to net capital ratio was 25.54 to 1.

NOTE 6   LEASE AGREEMENTS

The Company leases office space under an operating lease in Fergus Falls, Minnesota. The lease is a month to month lease with a related party, a stockholder of the Company. The Company pays $8,500 per month.

The Company also leases office space under an operating leases in Minnetonka, Minnesota. The lease is term is 12 months and expires in April 2024. The new accounting standard ASC 842, Leases, which requires companies to recognize right-of-use assets and lease liabilities for all leases is not applicable to leases 12 months and under in term. The Company records rent expense on a straight-line basis over the term of the leases. Total rent expense under the leases was $125,346.

Future minimum lease payments under the agreement, at December 31, 2022 are as follows:

Year	Amount
2023	$ 23,896
2024	$ 8,524
Total	$ 32,420

NOTE 7 RELATED-PARTY TRANSACTIONS

The Company leases one of its offices in a building owned by a stockholder, and paid $85,000 for rent in 2022, and owe $17,000 that is recorded in accounts payable.

The Company also paid commission of $223,217 to a stockholder for the year ended December 31, 2022. This is included in Commission, Compensation and Benefits in the Statement of Operations as of December 31, 2022.

It is possible that the terms of certain related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

NOTE 8 CREDIT RISK

Amounts on deposit in the Company's bank accounts frequently exceeded the FDIC coverage for depositors. This results in a credit risk. Amounts on deposit with RBC CS are covered by Securities Investor Protection Corporation (SIPC).

Other financial instruments subject to off-balance-sheet credit risk include accounts receivable and trading and investment securities. The Company does not require collateral or other security to support receivables. At December 31, 2022, the Company had accounts receivable from broker/dealer open transactions of $53,753.

The value of trading and investment securities is based on market values of the specific issues and thus subject to market fluctuations.

NOTE 9 INTANGIBLE ASSETS

Intangible assets consist of the cost of a customer list. The value of the customer list is amortizable, and is based on the current and future revenue for this asset with an annual minimum equal to the straight line amortization over the remaining estimated economic life, which is 15 years. The Company purchased a customer list for $164,000 in October 2018. The Company paid cash of $54,000 and entered into a note payable for $110,000. In July 2021 the Company purchased another customer list for $120,000. The Company paid $40,000 and entered into a note payable for $80,000. Amortization expense for the year ended December 31, 2022 was $10,932. Management believes that there is no impairment to the value of these assets.

NOTE 10 NOTE PAYABLE

In July of 2021, the Company entered into a note payable agreement with an individual for the purchase of a customer list. The list was purchased for $120,000 with $40,000 down, and a note payable for $80,000 with an interest rate of 4.0%. The note matures in May 2023, and is guaranteed by the stockholders of the Company. The balance of the note payable was $20,449 at December 31,2022.

Scheduled principal payments on the long-term debt are as follows:

Year Ending December 31,	Amount	
2023		20,449
	$	20,449

NOTE 11 PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2022:

Office equipment	$	221,087
Leasehold improvements		371,663
Subtotal		592,750
Less accumulated depreciation		(587,529)
Total	$	5,221

Depreciation expense for the year ended December 31, 2022 was $1,032.

NOTE 12 COMMITMENTS AND CONTINGENCIES

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management

The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure of these risks to an acceptable level.